UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By	:	/s/ Lily Dong
Name	:	Lily Dong
Title	:	Chief Financial Officer

Date: September 14, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding declaration of a $1.20 per ADS special one-time cash dividend

Exhibit 99.1

RDA Microelectronics Announces the Declaration of a $1.20 Per ADS Special One-Time Cash Dividend

Sets Record Date of October 1, 2012

SHANGHAI, China, September 13, 2012 — RDA Microelectronics (Nasdaq:RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal wireless SoC semiconductors for cellular, connectivity and broadcast applications, today announced that its Board of Directors declared a special one-time cash dividend of US$0.20 per ordinary share, or US$1.20 per American depositary share (“ADS”), each representing six ordinary shares of the Company. The cash dividend will be payable on October 18, 2012 to shareholders of record at the close of business on October 1, 2012. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

The board of directors authorized and approved the Company’s payment of this special one-time, cash dividend in the aggregate amount of approximately US$57 million. As of June 30, 2012, the Company had a total of approximately US$159.0 million in cash, cash equivalents and short-term investments.

Vincent Tai, chairman and CEO of RDA Microelectronics, commented, “We are pleased to announce this special one-time dividend as a result of our strong balance sheet and exceptional financial performance over the past several years. In 2011, we grew our revenue by 51% and generated over US$63 million in cash flow from operations, which we have extended into the first half of 2012 by generating approximately US$39 million in operating cash flow. We have invested US$36 million in cash in total for the baseband technology from Coolsand and digital TV SoC IP from Trident. We believe we have acquired all of the key know-how to support the Company’s growth in the next three to five years. Our ability to rapidly grow our business and generate consistent cash flow has provided us the resources to bring a return of capital to our shareholders without impacting our investment in R&D and pursuit of strategic growth opportunities. This special dividend is the first in our Company’s history and underscores our commitment to delivering value to our shareholders.”

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal wireless SoC semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, baseband, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com